Exhibit 99.1

IMV Inc. Announces Update and Planned 2023 Milestones to Advance Clinical Development of its Lead Therapeutic, MVP-S

Presenting details on initial response data from the ongoing VITALIZE DLBCL trial at the Immuno-Oncology 360° conference on February 10, 2023

Expects preliminary clinical response data from the AVALON Phase 2b trial in H2 2023

Recently strengthened financial position with the completion of a $9M financing

Appoints Shabnam Kazmi to its Board of Directors following the retirement of Julia P. Gregory

DARTMOUTH, Nova Scotia, & CAMBRIDGE, Mass., January 08, 2023, IMV Inc. (Nasdaq: IMV; TSX: IMV) (“IMV” or the “Company”), a clinical-stage biopharmaceutical company developing a portfolio of immune-educating therapies based on its novel DPX® platform to treat solid and hematologic cancers, today outlined its planned 2023 milestones to advance the clinical development of its lead therapeutic, maveropepimut-S (MVP-S).

“We made significant changes at IMV in 2022 to build the proper foundation for success in 2023. In 2022, we restructured the organization, enhanced the balance sheet, and clarified the registration pathway for MVP-S in Ovarian Cancer and DLBCL,” said Andrew Hall, Chief Executive Officer of IMV. “We also validated and differentiated the DPX platform as a viable mechanism to enhance the delivery of therapeutic cancer vaccines.”

On December 15, 2022, the Company announced positive initial data from the VITALIZE Phase 2B trial evaluating our lead DPX product, MVP-S, in combination with pembrolizumab in patients with relapsed, refractory Diffuse Large B Cell Lymphoma (r/r DLBCL). Complete responses were observed in patients who received at least three previous lines of treatment, including CAR-T's.

Business Updates and Selected 2023 Milestones

VITALIZE Phase 2B study in patients with r/r DLBCL

  Present details on initial clinical response data at the Immuno-Oncology 360° conference on February 10, 2023 in New York City

  Expect to complete enrollment of stage 1 for VITALIZE in H1 2023

AVALON Phase 2B study in patients with platinum-resistant ovarian cancer

  Expect to complete enrollment of stage 1 (up to 41 patients) by the end of Q3 2023

  Preliminary clinical response data expected in H2 2023

Foundational Science

  Present translational data from ongoing investigator-led Phase 1 studies evaluating MVP-S as a neoadjuvant in HR+/HER2- breast and non-muscle invasive bladder cancers

  Present additional mechanism data for the DPX immune delivery platform at major scientific conferences throughout 2023 (AACR, SITC)

Preliminary 2022 Financial Results

On December 20, 2022, IMV announced the closing of a registered direct offering of 3,448,276 common shares (or common share equivalents) and warrants to purchase up to 3,448,276 common shares (the “Warrants”) at a price of $2.61, for aggregate gross proceeds to the Company of approximately $9 million (estimated net proceeds are $8 million). The accompanying warrants have an exercise price of $2.50 per share, are exercisable immediately and expire on December 20, 2027. If the warrants are fully exercised, it would provide $8.6 million of additional gross proceeds to IMV. Including the proceeds of this offering and based on preliminary unaudited financial information, cash and cash equivalents were $21.1 million of as of December 31, 2022. Based on its current operating plans, IMV expects its current cash position will be sufficient to fund operations into the second half of 2023.

Preliminary selected financial information presented in this release are unaudited, subject to adjustments, and provided as an approximation in advance of the Company's announcement of its audited annual financial results expected in March 2023.

Appointment of Shabnam Kazmi to the Board of Directors

Ms. Kazmi is an experienced CEO and Founder with over 30 years experience in top-tier global biopharma companies such as Bristol-Myers Squibb, Sanofi and Otsuka America Pharmaceuticals. She has deep expertise in oncology, having launched and managed multiple top tier products across both solid tumors and hematology. She currently serves as the CEO of Asellus Ventures, a healthcare advisory and investment firm. She has led multiple global joint ventures and successfully managed large complex projects across 75 countries with a focus on managing risk and creating asset value.

Ms. Kazmi has consistently achieved outstanding financial results and growth in value for shareholders by managing $1B+ P&Ls, developing innovative strategies, M&A, building highly talented teams, raising capital, and successfully launching and commercializing oncology products for the treatment of both solid tumors and hematology. Her passion for patients and over 20 years of board service has led to multiple awards from cancer patient groups, and she currently serves as a Board Member of the Prevent Cancer Foundation.

Ms. Kazmi has a Bachelor’s degree in Economics and Biochemistry from Smith College and an MBA from Harvard Business School.

Ms. Kazmi’s appointment follows the decision of Ms. Julia P. Gregory who has served on IMV's Board of Directors since June 2018, to retire from the Board of Directors. Michael Bailey, Board Chairman of IMV, commented: “We are exceptionally grateful for Julia’s service and her significant contributions to IMV over many years. On behalf of my fellow Board members and IMV’s management team, I would like to thank Julia for her passion and dedicated service to the Company.”

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform, DPX®. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S also delivers an innate immune activator and a universal CD4 T cell helper peptide. These elements foster maturation of antigen presenting cells as well as robust activation of CD8 T cell effector and memory function. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer, using MVP-S or DPX-SurMAGE, was initiated in early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In this press release, such forward-looking statements include, but are not limited to, statements regarding the potential impact of the VITALIZE and AVALON studies and the anticipated dates preliminary and/or detailed results from these Phase 2B trials will be completed, available and presented; the anticipated dates for the enrollment in each such study; the possibility that warrants from the recent financing may be exercised by the holders of such securities at some point in the future; the anticipated period through which operations can be sustained with the current cash available to the Company the Company’s ability to advance its development strategy, and the prospects for its lead immunotherapy and its other pipeline of immunotherapy candidates. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, those related to the Company’s priorities with MVP-S and its DPX delivery platform, the potential for its delivery platform and the anticipated timing of enrollment and results for its clinical trial programs and studies as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Investor Relations & Media

Delphine Davan

Senior Director, Communications and Investor Relations IMV Inc.

O: (902) 492.1819 ext: 1049
E: ddavan@imv-inc.com

Source: IMV Inc.